
Mail Stop 3561

May 8, 2007

Mr. John K. Stubblefield, Jr.
Executive Vice President, Finance & Chief Financial Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

> **Re:** **Sysco Corporation**
> **Item 4.02 Form 8-K**
> **Filed May 7, 2007**
> **File No. 1-6544**

Dear Mr. Stubblefield:

We have reviewed your filing and have the following comment. We think you should revise your disclosures in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 7, 2007

1. In light of the restatements please confirm to us that your officers' reconsidered their conclusions regarding the effectiveness of disclosure controls and procedures for the quarterly periods ended September 30, 2006 and December 30, 2006. In future filings, when you amend your periodic reports to file restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of disclosure controls and procedures. If the officers' conclude that disclosure controls and procedures were effective,

despite the restatement, describe the basis for the officers' conclusions. See Item 307 of Regulation S-K.

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding this comment, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen

Mr. John K. Stubblefield, Jr.
Sysco Corporation
May 8, 2007
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